EXHIBIT 10.2

FARMOUT AGREEMENT

THIS AGREEMENT, made and entered into as of the ______ day of            , 2007, by and between ALTAMONT OIL & GAS, INC., P.O. Box 488, Cut Bank, MT 59427 and NUMBERS, INC., 1500 Manulife Place, 10180 - 202 Street, Edmonton, AB T5J 4K1, referred to as “FARMOR”, and MAJESTIC OIL & GAS, INC., CBM Building, Cut Bank, MT 59427, hereafter referred to as “FARMEE”,

WITNESSETH:

WHEREAS, Farmor is the owner and holder of undivided interests in certain Oil and Gas Leases covering lands situated in Pondera County-, Montana, more particularly described on Exhibit “A” attached hereto, which lands are hereinafter referred to as the “Subject Lands”; and

WHEREAS, Farmee has proposed the drilling of test wells to explore for oil or gas at locations on the Subject Lands, which wells are hereinafter referred to as “Test Wells”; and

WHEREAS, Farmor is interested in seeing the Test Wells drilled, and, if drilled in accordance with the terms and condi-tions hereof, Farmee shall have earned interests in the Subject Lands to the extent hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants, agreements, conditions and obligations herein contained, it is agreed as follows:

ARTICLE I.

Titles

1.1 Farmor makes no representations and warranties, either express or implied, as to the title or ownership of the Subject Lands. Farmor will furnish Farmee a copy of any title opinions, leases, assignments, rental receipts or other title data which Farmor may have in its files concerning the Subject Lands. In the event that Farmee desires to obtain and examine any other title data or to have performed any title curative work, it may do so but at no cost or expense to Farmor.

ARTICLE II.

Initial Test Well

2.1 Farmee, at its sole cost, risk and expense, shall commence or cause to be commenced, the actual drilling of a Test Well at a location of its choice on the Subject Lands or on lands pooled or communitized therewith on or before  , 2007, and shall thereafter drill the Test Well with due diligence and in a workmanlike manner and in accordance with good oil field practices to a depth sufficient to penetrate the 4th Bow Island formation and shall complete the Test Well as a producing well, shut-in gas well, or dry hole within a reasonable time after commence-ment. In the event Farmee should fail to timely commence the drilling of Test Well or complete the Test Well as specified herein, then the only consequence of such failure to perform shall be the forfeiture of any interest to be earned by Farmee in the Subject Lands and the automatic termination of this Agreement and all rights and privileges of Farmee hereunder.

2.2 In the Event Farmee is unable to reach the objective depth -in drilling any Test Well due to conditions beyond Farmee's control encountered subsurface, Farmee may commence a substitute Test Well within thirty (30) days from the cessation of drilling on the abandoned Test Well on a location of Farmee's choice on the Subject Lands and such substitute Test Well shall take the place of the abandoned Test Well for all purposes hereof.

2.3 Notwithstanding the foregoing, Farmee shall remain liable for and indemnify Farmor from any and all damages, liabili-ties or cause of action resulting from Farmee's actions relating to the Subject Lands.

ARTICLE III.

Subsequent Test Wells

3.1 If Farmee timely and properly drills the Initial Test Well provided for in Article II hereof, whether completed as a producer of oil or gas, or plugged and abandoned as a dry hole, Farmee shall have the exclusive right to drill additional test wells on the Subject Lands, or on lands pooled or communitized therewith, at locations of Farmee’s choice in the same manner as provided for drilling the Initial Test Well, provided, however, that Farmee shall drill at least two additional test wells per calendar year.

3.2 Farmee shall have the continuing option to drill and earn interests in the Subject Lands by drilling a minimum of two test wells per calendar year. In the event Farmee fails to drill two wells in any year, the only consequence shall be the forfeiture of any interest to be earned by Farmee in the Subject Lands remaining undrilled by Farmee, but Farmee shall have and be entitled to all interests theretofore earned under the terms of this Agreement.

ARTICLE IV.

Assignments of Interest

4.1 If and when any Test Well is completed as a well capable of production, at Farmee’s request, Farmor shall execute and deliver to Farmee the following assignments as may be appropriate, to wit:

4.1.1 Subject to Paragraphs 4.1.2 and 4.1.3 below, if any Test Well is completed as a well capable of producing oil or gas in paying quantities, Farmor shall assign to Farmee fifty percent (50%) of Farmor’s leasehold working interest in the production spacing unit applicable to said well as established by the appropriate regulatory authority from the surface to the base of the lowest stratigraphic horizon penetrated by drilling. In default of a production spacing unit, said assignment shall cover the 40 acres upon which the well was drilled.

4.1.2 Each Test Well shall earn the interest set forth in Paragraph 4.1.1 only in zones which do not have a produc-ible well existing in the Test Well’s spacing unit or 40 acre tract at the time the Test Well is drilled. Farmor shall exclude any such zones containing a producible well in the assignment made to Farmee hereunder.

4.1.3 The leasehold working interest assigned from Farmor to Farmee pursuant to Paragraph 4.1.1 hereof shall be made subject to landowner’s royalty and overriding royalty burdens existing of record and as may be additionally created to convey to Farmee its interests in an eighty percent (80%) net revenue interest lease. - Such assignment shall be in recordable form and/or on a form approved for assignment by the State of Montana Department of Natural Resources and Conservation and/or the U. S. Bureau of Land Management as and when applicable.

4.2 With respect to any assignment made by Farmor to Farmee pursuant to Paragraph 4.1.1 hereof relative to a producing oil or gas well, then, as to each such well, and its permanent production spacing unit (as defined hereinafter), Farmor shall be deemed to have relinquished to Farmee, effective as of the date of first production from such well, all of Farmor’s retained working interest and to such well, the operating rights therein, and all equipment associated therewith, and all working interest production from said well, until such Test Well reaches payout (as hereinafter defined). For purposes of this Agreement, “permanent production spacing unit” shall be the spacing unit established by the Montana Board of Oil and Gas Conservation or the participating area established by the federal government, whichever of the foregoing tracts is applicable. Provided however, not withstanding anything contained herein, when the payout is achieved on any well, the Working Interest in such well shall be 50% to the Farmee and 50% to the Farmor (25% to Altamont Oil & Gas, Inc and 25% to Numbers, Inc).

4.3 “Payout” shall be defined as that point in time, at the close of a calendar month, in which the total costs and expenses of drilling, testing, completing, equipping and operating the Test Well shall have been fully recovered by Farmee from the net revenue interest production accruing from such well to Farmee. However, in computing the net revenue interest production accruing to Farmee, no additional burdens against Farmee’s working interest shall be included except for pre-existing landowner’s royalty and overriding royalty burdens, it being agreed that all net revenue interest calculations shall be made on the basis of an eighty percent (80%) net revenue interest lease.

4.4 Farmee shall maintain complete and accurate records of oil, gas, casing head gas, and other associated hydrocarbon substances produced, saved and marketed from each such Test Well and shall furnish Farmor quarterly statements with sufficient details to enable Farmor at all times to be currently informed as to the status of the recovery of Farmee’s costs of drilling, testing, equipping, completing and operating such Test Well.

ARTICLE V.

Operating Provisions

5.1 In the event Farmee earns an assignment of interest in the Subject Lands, the parties hereto shall enter into an Operating Agreement providing for operations and sharing of costs and benefits on the Subject Lands within the production spacing unit on which the Test Well is located or upon which future wells are drilled. Such Operating Agreement shall be effective as to each Test Well and its production spacing unit from and after the date of first production from such well Such Operating Agreement shall be the AAPL-610 Model Form Operating agreement attached hereto as Schedule I.

5.2 Altamont Oil & Gas, Inc. shall be designated as the Operator under the Operating Agreement adopted by the parties hereto for operations on the Subject Lands. It is understood and agreed, however, that said Operating Agreement shall be subject to the terms and provisions of this Agreement and whenever this Agreement is inconsistent with the terms and provisions of said Operating Agreement, then this Agreement shall prevail.

ARTICLE VI.

Well Information

6.1 At all times during the drilling of any Test Well, Farmor, or its duly authorized representatives shall, at Farmor's sole risk, have access to the derrick floor and shall be entitled to receive all information during such operation, including daily drilling reports showing the progress made in the Well and such other information as may be obtained in the conduct of any and all operations on the Well. Farmee shall furnish Farmor, at Farmee's cost and expense, copies of all logs run on the Well. Farmee shall take such cores and make such tests as would a reasonable and prudent operator under the same or similar circumstances, and shall give Farmor hereto reasonable notice and sufficient time to have a representative present before any testing, coring or logging of a prospective oil or gas zone. All such geological information shall be kept confidential.

ARTICLE VII.

Rentals

7.1 Farmee shall reimburse Farmor of one hundred percent (100%) of all rental payments, if any, coming due and payable by Farmor as to the Subject Lands during the time this Agreement is in force and effect. Upon Farmee earning an interest in the Subject Lands, subsequent rental or shut-in royalties will be paid by Farmee and shared in propor-tion to the parties respective working interests therein.

7.2 The party hereto responsible for payment of rentals shall diligently attempt to make proper payment, but shall not be liable to the other parties in damages for the loss of any lease or interest therein if, through mistake or oversight, any rental payment is not paid or is erroneously paid.

ARTICLE VIII.

Liability of the Parties

8.1 Farmee shall, and does hereby indemnify and hold Farmor harmless from and against any and all liens, encumbrances or claims for property damage, personal injury or other damages to third parties resulting from or arising out of the drilling, testing and completing of any Test Well. Farmee shall carry on all operations hereunder as a prudent operator in accordance with good oil field practices in strict compliance with all applicable laws, rules and regulations of any governmental body or board having jurisdiction in the area of operation.

8.2 The liabilities of the parties hereto shall be separate and not joint or collective, and each party shall be responsible for its obligations as set out herein. This Agreement does not create or evidence any sort of a partnership, mining partnership, association or joint enterprise. Each Party hereto elects to be excluded from the application of all provisions of SubChapter K of Chapter 1, Subtitle A of the Internal Revenue Code of 1986 as amended and makes the same election with respect to any state income tax laws where such election is permitted.

ARTICLE IX.

Insurance

9.1 At all times during the drilling, testing and completing of any Test Well, Farmee shall comply and cause subcontractors to comply, with the provisions of the applicable workmen’s compensa-tion laws and shall carry and cause subcontractors to carry insurance with reputable insurance companies meeting the following minimum requirements.

9.1.1 Employer liability insurance covering each employee to the extent of $300,000.00 for each employee not covered by Workmen’s Compensation.

9.1.2 Public liability and property damage insurance or comprehensive general liability insurance to the extent of $300,000.00 for injuries or death to one person; $500,000.00 for injuries or death in any one accident; and $300,000.00 for property damage.

9.1.3 Automobile and public liability and property damage insurance covering all automotive units to the extent of $300,000.00 for injuries or death to one person; $500,000.00 for injuries or death in any one accident; and $300,000.00 for property damage.

ARTICLE X.

Notices

19.1 All notices, reports, information, data and other communications required or permitted by the provisions of this Agreement to be given or sent by any party hereto shall be deemed properly given or sent when delivered personally or by telephone, or if required to be in writing, mailed by certified or registered mail, postage prepaid or given by telegram addressed to the party or parties intended to receive the same at the respective addresses as follows:

Altamont Oil & Gas, Inc.	Majestic Oil & Gas, Inc.
P. O. Box 488	CBM Building
Cut Bank, MT 59427	Cut Bank, MT 59427
Telephone: (406) 873-9000	Telephone: (406) 873-5580

ARTICLE XI.

General Provisions

11.1 The article headings in this Agreement are for the purpose of convenience and reference only and shall not be construed as interpretations of the text.

11.2 No waiver on behalf of any of the parties hereto of any breach of the covenants, conditions and provisions herein contained shall be effective or binding upon such party unless the same be expressed in writing. Any waiver so expressed shall not limit or affect such party's rights with respect to any other or future breach.

11.3 Time shall be of the essence hereof.

11.4 All of the terms and conditions of this Agreement shall be construed as and shall constitute covenants running with the oil and gas leasehold estate in the subject lands and shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assignees.

IN WITNESS WHEREOF, this Agreement is executed by the parties herein as of the day and year first above written.

FARMOR	FARMEE

ALTAMONT OIL & GAS, INC.	MAJESTIC OIL & GAS, INC.

By:	By:

NUMBERS, INC.

By: